UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the transition period from             to             .

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson Retirement Savings Plan for Salaried Employees

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.

3700 West Juneau Avenue

Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Harley-Davidson Retirement Savings Plans (the “Plans”) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for Salaried Employees

Date: June 22, 2012	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Date: June 22, 2012	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Date: June 22, 2012	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for York Hourly Bargaining Unit Employees

Date: June 22, 2012	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson Retirement Savings Plans

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Harley-Davidson Retirement Plans Committee

Harley-Davidson, Inc.

We have audited the accompanying statements of net assets available for benefits of the Harley-Davidson retirement savings plans each, a “Plan” and together the “Plans” as defined in the Notes to the financial statements as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plans’ management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Milwaukee, Wisconsin

June 22, 2012

Harley-Davidson Retirement Savings Plans

Statements of Net Assets Available for Benefits

December 31, 2011

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$357,074,281	$150,300,030	$9,995,554	$65,521,445

Receivables:
Notes receivable from participants	4,097,809	3,942,570	641,371	1,253,174
Company contribution receivable	2,399,212	—	—	—

Total receivables	6,497,021	3,942,570	641,371	1,253,174

Net assets available for benefits	$363,571,302	$154,242,600	$10,636,925	$66,774,619

See accompanying notes to financial statements.

Harley-Davidson Employee Retirement Savings Plans

Statements of Net Assets Available for Benefits

December 31, 2010

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$347,911,870	$147,400,727	$9,209,580	$67,527,867

Receivables:
Notes receivable from participants	3,812,722	4,234,100	636,839	1,538,216
Company contribution receivable	7,454,343	908,335	146,052	1,148,986

Total receivables	11,267,065	5,142,435	782,891	2,687,202

Net assets available for benefits at fair value	359,178,935	152,543,162	9,992,471	70,215,069

Adjustment from fair value to contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit- responsive investment contracts	(276,193)	(238,396)	(6,041)	(44,172)

Net assets available for benefits	$358,902,742	$152,304,766	$9,986,430	$70,170,897

See accompanying notes to financial statements.

Harley-Davidson Employee Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Savings Master Trust (Note 3)	$2,500,394	$2,698,157	$84,554	$945,548
Interest on notes receivable from participants	180,519	200,016	28,801	67,600

Total Income	2,680,913	2,898,173	113,355	1,013,148

Contributions:
Participant	21,279,444	7,370,470	1,082,540	3,332,847
Participant rollovers	1,339,504	27,899	—	63,617
Company	9,899,293	1,061,745	186,320	1,172,633

Total contributions	32,518,241	8,460,114	1,268,860	4,569,097

Total additions	35,199,154	11,358,287	1,382,215	5,582,245

Deductions:
Benefit payments and withdrawals	30,623,082	9,398,462	702,434	8,879,361
Administrative expenses	18,729	21,991	7,062	10,169

Total deductions	30,641,811	9,420,453	709,496	8,889,530

Net increase (decrease)	4,557,343	1,937,834	672,719	(3,307,285)
Transfers from (to) other Plans	111,217	—	(22,224)	(88,993)

Net increase (decrease)	4,668,560	1,937,834	650,495	(3,396,278)
Net assets available for benefits at beginning of year	358,902,742	152,304,766	9,986,430	70,170,897

Net assets available for benefits at end of year	$363,571,302	$154,242,600	$10,636,925	$66,774,619

See accompanying notes to financial statements.

Harley-Davidson Employee Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Savings Master Trust (Note 3)	$52,971,994	$19,788,317	$1,384,511	$10,770,049
Interest on notes receivable from participants	217,822	250,295	32,299	92,870

Total Income	53,189,816	20,038,612	1,416,810	10,862,919

Contributions:
Participant	18,893,164	6,516,600	807,710	3,797,353
Participant rollovers	510,942	208,489	232	—
Company	7,454,343	908,335	146,052	1,148,986

Total contributions	26,858,449	7,633,424	953,994	4,946,339

Total additions	80,048,265	27,672,036	2,370,804	15,809,258

Deductions:
Benefit payments and withdrawals	32,245,348	6,242,438	468,566	12,300,079
Administrative expenses	23,030	29,230	6,621	13,391

Total deductions	32,268,378	6,271,668	475,187	12,313,470

Net increase before merger of Plans	47,779,887	21,400,368	1,895,617	3,495,788
Plan merger	4,278,929	—	—	—

Net increase	52,058,816	21,400,368	1,895,617	3,495,788
Net assets available for benefits at beginning of year	306,843,926	130,904,398	8,090,813	66,675,109

Net assets available for benefits at end of year	$358,902,742	$152,304,766	$9,986,430	$70,170,897

See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

1. Description of Plans

The accompanying financial statements comprise the employee retirement savings plans of Harley-Davidson, Inc. and subsidiaries (collectively, the “Company”) that participate in the Harley-Davidson Retirement Savings Plan Master Trust (the “Master Trust”).

The following description of the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (each, a “Plan” and collectively, the “Plans”) provides only general information. Participants should refer to the applicable plan document for a more complete description of each Plan’s provisions. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. Except for participant loans, all Plan assets are held in the Master Trust. The trustee of the Master Trust is Fidelity Management Trust Company. Fidelity Investments Institutional Operations Company, Inc. is the record-keeper for the Plans. Harley-Davidson Motor Company Group, LLC is the plan sponsor for the Plans.

General

Harley-Davidson Retirement Savings Plan for Salaried Employees

The Harley-Davidson Retirement Savings Plan for Salaried Employees (“SSP”) is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc.; Harley-Davidson Motor Company Group, LLC; Harley-Davidson Motor Company, Inc.; Harley-Davidson Motor Company Operations, Inc.; H-D Michigan, LLC; and Harley-Davidson Dealer Systems, Inc. (“HDDS”) meeting minimum eligibility requirements. Effective December 31, 2010, the Harley-Davidson Buell Motorcycle Company Retirement Savings Plan was merged with and into the SSP. Accordingly, Plan assets of $4,278,929 were transferred into the SSP.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

The Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (“WHSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Milwaukee area and Tomahawk plants, subject to a union bargaining agreement and meeting minimum eligibility requirements.

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

The Harley-Davidson Retirement Savings Plan for Kansas City Hourly (“KCSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Kansas City plant, subject to a union bargaining agreement and meeting minimum eligibility requirements.

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

The Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (“YSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. York plant, subject to a union bargaining agreement and meeting minimum eligibility requirements.

Contributions

Participants may defer a portion of their compensation on a pretax basis through contributions to the Plans. The Plans also allow participants to make Roth contributions to the Plans on an after-tax basis. For purposes of the Plans, a Roth contribution is an elective deferral that otherwise would be a pretax contribution to the Plans, but the participant, at the time of making the cash or deferral election with respect to the contribution, has irrevocably designated it as a Roth contribution rather than as a pretax contribution. A Roth contribution is included in the participant’s taxable income at the time the participant would have received that amount in cash if the participant had not elected to have the amount contributed to the Plans as a Roth contribution. The maximum amount that participants may defer and contribute to the Plans is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the “Code”). Rollover contributions to the Plans are permitted under certain circumstances, as defined in the applicable Plans. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to Internal Revenue Service (“IRS”) limits.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Harley-Davidson Retirement Savings Plan for Salaried Employees (SSP)

The SSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 or $0.75 per dollar of participant contributions, depending on the participant’s date of hire and/or employment locations. Company matching contributions may vary according to the Company’s financial performance. For the 2011 and 2010 plan years, the matching contributions were made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Participants with a date of hire or rehire on or after August 1, 2006, and who are not covered under the Retirement Annuity Plan for Salaried Employees of Harley-Davidson (“Retirement Annuity Plan”) during the same period may receive an employer retirement contribution of 4% of their eligible pay which is made regardless of the employee’s participation in the SSP or Company performance. Effective January 1, 2011, HDDS employees were eligible to receive the 4% contribution regardless of hire date. Employees hired on/after January 1, 2007, are automatically enrolled in the SSP unless they affirmatively opt out.

Upon termination of employment, the nonvested portion of the participant’s account, as defined by the SSP, represents a forfeiture. As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $201,242 and $402,617, respectively. Company contributions to the SSP for the years ended December 31, 2011 and 2010, were reduced by forfeited nonvested accounts of $70,090 and $346,404, respectively.

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (WHSP)

The WHSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2011 and 2010 plan years, the matching contributions were made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation.

Upon termination of employment, the nonvested portion of the participant’s account, as defined by the WHSP, represents a forfeiture. As of December 31, 2010, forfeited nonvested accounts totaled $455, and were used to reduce Company contributions for the year ended December 31, 2010. There were no forfeited nonvested accounts as of December 31, 2011.

Effective April 1, 2012, employees hired on or after this date are automatically enrolled into the WHSP unless they affirmatively opt out.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (KCSP)

The KCSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2011 and 2010 plan years, the matching contributions were made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Effective August 1, 2011, employees hired on or after this date are automatically enrolled into the KCSP unless they affirmatively opt out.

Upon termination of employment, the nonvested portion of the participant’s account, as defined by the KCSP, represents a forfeiture. As of December 31, 2010, forfeited nonvested accounts totaled $1,286, and were used to reduce Company contributions for the year ended December 31, 2010. There were no forfeited nonvested accounts as of December 31, 2011.

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (YSP)

The YSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2011 and 2010 plan years, the matching contributions were made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Effective February 2, 2010, employees hired on or after this date are automatically enrolled into the YSP unless they affirmatively opt out.

Upon termination of employment, the nonvested portion of the participant’s account, as defined by the YSP, represents a forfeiture. As of December 31, 2010, forfeited nonvested accounts totaled $41,360, and were used to reduce Company contributions for the year ended December 31, 2010. There were no forfeited nonvested accounts as of December 31, 2011.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Participants’ Accounts

Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals. Participants have the option of investing their contributions in one or any combination of 31 investment funds, which includes a self-directed brokerage account feature. The Plans are intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provide that participants may choose to direct their contributions and/or all or part of their account balances among any of their respective Plan’s investment alternatives daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service, with 1,000 hours of service in each year. Effective September 1, 2011, participants are 100% vested in their proportionate share of any dividends received by the Plans after the effective date on the shares of Harley-Davidson, Inc. common stock held by the Plans in the Harley-Davidson, Inc. Common Stock Fund.

Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.

During the year ended December 31, 2011, WHSP, KCSP and YSP experienced a significant reduction in their employee work-force. This triggered a partial plan termination under the Code and Department of Labor regulations. As a result, the participants that were terminated in relation to the employee work-force reduction have been 100% vested in their account balances.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plans.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.

Participant Employee Stock Ownership Plan Dividend Election Rights

Effective September 1, 2011, the portion of the Plans that are at any time invested in Harley-Davidson, Inc. common stock held in the Harley-Davidson, Inc. Common Stock Fund shall be considered an employee stock ownership plan under Section 4975(e)(7) of the Code. With respect to any dividends received by the Plans after the effective date on the shares of Harley-Davidson, Inc. common stock held in the Harley-Davidson, Inc. Common Stock Fund, each participant or beneficiary may elect to have their proportionate share of the dividends paid to them as cash or reinvested in the Harley-Davidson, Inc. Common Stock Fund.

Participant Loans

Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A borrower may request a loan only if the borrower’s vested Plan account balance is at least $2,000, and the minimum loan amount shall be $1,000. Loans are not permitted from employer matching contributions or employer retirement contributions regardless of vesting status. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).

Administrative Expenses

Administrative expenses are shared by the Company and the Plans. Loan application and service fees are paid directly by participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA and for the WHSP, YSP, and KCSP the applicable union bargaining agreements. In the event of plan termination, participants will become fully vested in their accounts.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment Valuation and Income Recognition

All investment assets held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion and disclosures related to fair value measurement. The Master Trust is an arrangement that provides for the collective investment of the assets of the Plans (see Note 3).

Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Prior to November 1, 2011, the Master Trust held an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans (the “Managed Income Portfolio Fund”), which included benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of their respective Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of assets available for benefits as of December 31, 2010 presents the fair value of the Managed Income Portfolio Fund and the adjustment from fair value to contract value.

Risks and Uncertainties

The Plans invest in various investment securities. Investments are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and notes.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plans’ financial statements.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

3. Master Trust

The purpose of the Master Trust is the collective investment of assets of the participating Plans. Each participating Plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating Plans by assigning to each Plan those transactions (primarily contributions, benefit payments, and Plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual Plans daily based on each participant’s account balance within each investment fund option.

A summary of the Master Trust’s net assets as of December 31, 2011 and 2010 is as follows:

	2011	2010
Investments at fair value:
Mutual funds:
U.S. Equity Funds	$147,809,370	$159,503,064
International Equities	44,276,202	59,753,795
Fixed Income	43,247,051	33,424,680
Balanced Funds	135,341,422	136,329,643
Brokerage accounts	2,585,955	—
Money market fund:
Fidelity Retirement Money Market Portfolio	74,378,173	—
Harley-Davidson, Inc. Common Stock Fund	135,253,137	113,575,767
Common trust fund:
Managed Income Portfolio Fund	—	69,463,095

Net assets of the Master Trust at fair value	582,891,310	572,050,044
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	—	(564,802)

Net assets of the Master Trust	$582,891,310	$571,485,242

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

3. Master Trust (continued)

Investment income has been allocated among the Plans based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Interest and dividend income	$14,051,907	$8,588,298
Net (depreciation) appreciation in fair value of mutual funds	(24,860,136)	44,098,661
Net appreciation in fair value of brokerage accounts	13,917	—
Net appreciation in fair value of common stock - Harley-Davidson, Inc.	17,022,965	32,919,854

Investment income of the Master Trust	$6,228,653	$85,606,813

The Plans’ percentage interests in the Master Trust as of December 31, 2011 and 2010, are as follows:

	2011	2010
SSP	61%	61%
WHSP	26%	26%
KCSP	2%	1%
YSP	11%	12%

Total	100%	100%

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

3. Master Trust (continued)

The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2011 and 2010:

	2011	2010
Harley-Davidson, Inc. common stock	$134,598,393	$112,662,592
Money market fund	1,962,383	792,418
Other (payable) receivable	(1,307,639)	120,757

Net assets of the Harley-Davidson, Inc. Common Stock Fund	$135,253,137	$113,575,767

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation techniques and inputs used as of December 31, 2011 and 2010, for the Master Trust’s assets measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares held at year-end.

Money market fund: Valued at cost, which approximates the fair value of the net asset value of shares held at year-end.

Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end. In 2011 the Company revised its fair value hierarchy classification from Level 2 to Level 1. The 2010 presentation has been adjusted accordingly.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Common trust fund: Valued at NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The fund was designed to deliver safety and stability by preserving principal and accumulating earnings. This fund was primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plans are required to provide a one-year redemption notice to liquidate their entire share in the fund. The fair value of this fund have been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$147,809,370	$—	$—	$147,809,370
International equity	44,276,202	—	—	44,276,202
Fixed income	43,247,051	—	—	43,247,051
Balanced funds	135,341,422	—	—	135,341,422
Brokerage accounts:				—
Common stock
Domestic	1,561,109	—	—	1,561,109
International	365,690	—	—	365,690
Mutual funds				—
International equity	76,727	—	—	76,727
Fixed income	28,006	—	—	28,006
Large cap equity	92,558	—	—	92,558
Equity precious metals	6,014	—	—	6,014
Cash	455,851	—	—	455,851
Money market fund	74,378,173	—	—	74,378,173
Harley-Davidson Inc.
Common Stock Fund	135,253,137	—	—	135,253,137

Total assets at fair value	$582,891,310	$—	$—	$582,891,310

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$159,503,064	$—	$—	$159,503,064
International equity	59,753,795	—	—	59,753,795
Fixed income	33,424,680	—	—	33,424,680
Balanced funds	136,329,643	—	—	136,329,643
Common trust fund –				—
Fixed income	—	69,463,095	—	69,463,095
Harley-Davidson Inc.
Common Stock Fund	113,575,767	—	—	113,575,767

Total assets at fair value	$502,586,949	$69,463,095	$—	$572,050,044

5. Transactions With Parties-in-Interest

Certain investments are shares of mutual funds, money market funds, and units of a common collective trust fund managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plans, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.

As of December 31, 2011 and 2010, the Master Trust held in the Harley-Davidson, Inc. Common Stock Fund 2,051,386 and 1,936,639 shares, respectively, of common stock of Harley-Davidson, Inc., the sponsoring employer, with a fair value of $135,253,137 and $113,575,767, respectively. During the years ended December 31, 2011 and 2010, dividends on Harley-Davidson, Inc. common stock held in the Master Trust’s Harley-Davidson, Inc. Common Stock Fund were paid and/or credited to eligible plan participants’ accounts in the amounts of $1,650,775 and $1,346,059, respectively.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

6. Tax Status

The SSP and the YSP have received determination letters from the IRS dated March 6, 2012, and the KCSP and WHSP have received determination letters from the IRS dated September 16, 2011 and December 20, 2011, respectively, stating that the documents for the Plans are qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. In addition, the Plans are required to operate in conformity with the Code requirements. Under IRS rules, most operational errors may be self-corrected without adversely affecting the qualified status of the Plans. For the YSP and the WHSP, the plan administrator believes that the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plans are qualified and that the related trust is tax-exempt. For the SSP and KCSP, certain insignificant operational errors have been identified. These errors can be corrected without penalty or loss of qualification, in accordance with the IRS’ correction procedures. The plan administrator intends to take any necessary steps to self-correct pursuant to the IRS’ correction procedures, and with such corrections, the plan administrator believes that the Plans are qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2011 and 2010, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plans are no longer subject to income tax examinations for years prior to 2008.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plans’ assets available for benefits reported in the financial statements to the assets reported at December 31, 2010 on the Form 5500:

	December 31, 2010
	SSP	WHSP	KCSP	YSP
Net assets available for benefits reported in the financial statements	$358,902,742	$152,304,766	$9,986,430	$70,170,897
Adjustment from contract value to fair value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	276,193	238,396	6,041	44,172

Net assets reported on the Form 5500	$359,178,935	$152,543,162	$9,992,471	$70,215,069

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase (decrease) in the Plans’ net assets available for benefits per the financial statements to the December 31, 2011 Form 5500:

	Year Ended December 31, 2011
	SSP	WHSP	KCSP	YSP
Net increase (decrease) in net assets available for benefits per the financial statements	$4,668,560	$1,937,834	$650,495	$(3,396,278)
December 31, 2010 adjustment from contract value to fair value for interest in Harley-Davidson Retirement Savings Plan Master Trust related to fully benefit-responsive investment contracts	(276,193)	(238,396)	(6,041)	(44,172)

Net increase (decrease) in net assets available for benefits per the Form 5500	$4,392,367	$1,699,438	$644,454	$(3,440,450)

Harley-Davidson Retirement Savings Plans

EIN #39-1805420

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002) *Various Participants	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2021, collateralized by applicable participants’ account balances	$4,097,809
Harley-Davidson Retirement Savings Plan for Milwakee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005) *Various participants	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2021, collateralized by applicable participants’ account balances	$3,942,570
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006) *Various participants	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2021, collateralized by applicable participants’ account balances	$641,371
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008) *Various participants	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2021, collateralized by applicable participants’ account balances	$1,253,174

*	Represents a party-in-interest.